Exhibit 2

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and July 31, 2023

Expressed in United States Dollars

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Notes to the Consolidated Financial Statements

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	June 30, 2024	December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	7,521,886	6,804,579
Accounts receivable (Note 17)	2,337,007	1,642,990
Biological assets (Note 3)	1,700,167	1,723,342
Inventory (Note 4)	3,839,952	5,021,290
Prepaid expenses and other assets	527,937	420,336
Notes receivable (Notes 6)	2,016,422	-
Total current assets	17,943,371	15,612,537
Property and equipment (Note 8)	9,354,186	8,820,897
Notes receivable (Notes 6)	4,325,033	2,449,122
Warrants asset (Note 13)	3,717,688	1,761,382
Intangible assets and goodwill (Note 9)	725,668	725,668
Deferred tax asset (Note 19)	391,465	246,294
Other investments (Note 6.2)	2,034,782	-
TOTAL ASSETS	38,492,193	29,615,900
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,828,943	1,358,962
Current portion of lease liabilities (Note 7)	724,742	925,976
Current portion of long-term debt (Note 10)	608,929	780,358
Current portion of business acquisition consideration payable (Note 5)	1,904,649	360,000
Derivative liability (Note 11)	13,800,806	7,471,519
Income tax payable	1,640,850	873,388
Convertible debentures (Note 11)	1,964,092	-
Total current liabilities	22,473,011	11,770,203
Lease liabilities (Note 7)	1,657,353	1,972,082
Long-term debt (Note 10)	1,615,972	82,346
Convertible debentures (Note 11)	-	2,459,924
Business acquisition consideration payable (Note 5)	1,277,233	-
TOTAL LIABILITIES	27,023,569	16,284,555
EQUITY
Share capital (Note 12)	37,114,080	24,593,422
Contributed surplus (Notes 13 and 14)	8,142,520	8,186,297
Accumulated other comprehensive loss	(115,941)	(108,069)
Accumulated deficit	(34,784,564)	(20,353,629)
Equity attributable to shareholders	10,356,095	12,318,021
Non-controlling interests (Note 22)	1,112,530	1,013,324
TOTAL EQUITY	11,468,625	13,331,345
TOTAL LIABILITIES AND EQUITY	38,492,193	29,615,900

Commitments and contingencies (Note 23)

Approved on behalf of the Board of Directors:
Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Income (Loss)

Expressed in United States Dollars

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	July 31, 2023	June 30, 2024	July 31, 2023
	$	$	$	$
Revenue
Product sales	7,109,563	6,076,652	13,380,867	11,810,149
Service revenue	608,566	219,065	991,736	490,205
Total revenue	7,718,129	6,295,717	14,372,603	12,300,354
Cost of goods sold
Cost of finished cannabis inventory sold	(3,567,522)	(3,047,971)	(6,340,207)	(6,112,528)
Costs of service revenue	(59,632)	(99,212)	(159,701)	(224,636)
Gross profit, excluding fair value items	4,090,975	3,148,534	7,872,695	5,963,190
Realized fair value loss amounts in inventory sold	(1,020,633)	(585,392)	(1,948,112)	(1,222,455)
Unrealized fair value gain on growth of biological assets	305,250	583,879	708,664	1,003,753
Gross profit	3,375,592	3,147,021	6,633,247	5,744,488
Expenses
Amortization of property and equipment (Note 8)	211,293	196,363	466,345	264,183
General and administrative (Note 18)	3,008,543	1,641,725	5,027,867	3,049,246
Share option expense	28,186	97,672	84,371	193,235
Total expenses	3,248,022	1,935,760	5,578,583	3,506,664
Income from operations	127,570	1,211,261	1,054,664	2,237,824
Other income and (expense)
Interest expense	(79,636)	(91,623)	(169,323)	(185,686)
Accretion expense	(378,404)	(234,028)	(760,067)	(433,801)
Other income	191,834	13,566	310,284	183,489
Unrealized loss on derivative liability	(7,546,164)	(472,970)	(13,206,204)	(743,682)
Unrealized gain on warrants asset	663,459	-	1,956,307	-
Loss on disposal of property and equipment	-	-	(2,177)	-
Total expense, net	(7,148,911)	(785,055)	(11,871,180)	(1,179,680)
Gain (loss) from operations before taxes	(7,021,341)	426,206	(10,816,516)	1,058,144
Income tax (Note 19)	(552,481)	(80,718)	(923,006)	(300,677)
Net income (loss)	(7,573,822)	345,488	(11,739,522)	757,467
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(5,132)	4,227	(7,872)	2,339
Total comprehensive income (loss)	(7,578,954)	349,715	(11,747,394)	759,806
Gain (loss) per share attributable to owners of the parent – basic	(0.04)	0.00	(0.06)	0.00
Weighted average shares outstanding – basic	210,438,579	170,832,611	196,811,444	170,832,611
Gain per share attributable to owners of the parent –diluted	0.01	0.00	0.01	0.00
Weighted average shares outstanding – diluted	243,741,268	170,832,611	215,111,968	170,832,611
Net income (loss) for the period attributable to:
Non-controlling interest	109,472	75,837	140,200	119,093
Shareholders	(7,683,294)	269,651	(11,879,722)	638,374
Net income (loss)	(7,573,822)	345,488	(11,739,522)	757,467
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	109,472	75,837	140,200	119,093
Shareholders	(7,688,426)	273,878	(11,887,594)	640,713
Total comprehensive income (loss)	(7,578,954)	349,715	(11,747,394)	759,806

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

In these interim consolidated financial statements, other income and (expense) includes accretion expense and comparative periods have been adjusted accordingly.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Number of subordinate voting shares	Number of multiple voting shares	Number of total shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total equity
	#	#	#	#	$	$	$	$	$	$
Balance – December 31, 2023	182,005,886	-	-	182,005,886	24,593,422	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345
Conversion of options to common shares (Note 12.1)	1,933,750	-	-	1,933,750	323,756	(128,148)	-	-	-	195,608
Partial settlement of July Convertible Debentures for common shares (Note 12.3)	5,388,062	-	-	5,388,062	3,640,720	-	-	-	-	3,640,720
Partial settlement of December Convertible Debentures for common shares (Note 12.2)	336,775	-	-	336,775	165,812	-	-	-	-	165,812
Full settlement of August Convertible Debentures for common shares (Note 12.4)	5,682,083	-	-	5,682,083	3,859,824	-	-	-	-	3,859,824
Exercise of warrants relating to December Convertible Debentures (Note 12.5)	6,716,499	-	-	6,716,499	1,239,446	-	-	-	-	1,239,446
Exercise of warrants relating to July Convertible Debentures (Note 12.5)	13,737,500	-	-	13,737,500	2,836,445	-	-	-	-	2,836,445
Exercise of warrants relating to August Convertible Debentures (Note 12.5)	2,816,250	-	-	2,816,250	581,569	-	-	-	-	581,569
Issuance costs on proceeds received from warrants exercises (Note 12.5)	-	-	-	-	(126,914)	-	-	-	-	(126,914)
Acquisition of 43.48% of West New York (Note 22)	-	-	-	-	-	-	-	-	650,000	650,000
Dividend issued from Golden Harvests LLC to minority owner	-	-	-	-	-	-	-	-	(120,000)	(120,000)
Canopy Management, LLC’s acquisition of 20% of Golden Harvests LLC	-	-	-	-	-	-	-	(1,771,214)	(570,994)	(2,342,208)
Grown Rogue Unlimited, LLC’s buyout of Canopy Management, LLC	-	-	-	-	-	-	-	(780,000)	-	(780,000)
Stock option vesting expense	-	-	-	-	-	84,371	-	-	-	84,371
Share reorganization (Note 12.6)	(218,616,805)	143,421,865	75,195	(75,119,745)	-	-	-	-	-	-
Currency translation loss	-	-	-	-	-	-	(7,872)	-	-	(7,872)
Net income (loss)	-	-	-	-	-	-		(11,879,722)	140,200	(11,739,522)
Balance – June 30, 2024	-	143,421,865	75,195	143,497,060	37,114,080	8,142,520	(115,941)	(34,784,565)	1,112,530	11,468,624

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$
Balance – January 31, 2023	170,832,611	21,894,633	6,560,714	(111,035)	(19,531,463)	773,588	9,531,894
Stock option vesting expense	-	-	191,715	-	-	-	191,715
Currency translation loss	-	-	-	2,339	-	-	2,339
Exercise of option to acquire 87% of Canopy Management, LLC	-	-	-	-	893,483	(893,483)	-
Net income (loss)	-	-	-		(200,566)	1,012,576	812,010
Balance – July 31, 2023	170,832,611	21,894,633	6,752,429	(108,696)	(18,838,546)	892,681	10,537,958

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flow

Expressed in United States Dollars

	Six months ended	Six months ended
	June 30, 2024	July 31, 2023
	$	$
Operating activities
Net income (loss)	(11,739,521)	757,467
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	466,345	264,183
Amortization of property and equipment included in costs of inventory sold	1,004,759	992,366
Unrealized fair value gain amounts on growth of biological assets	(708,664)	(1,003,753)
Realized fair value loss amounts in inventory sold	1,948,112	1,222,455
Deferred income taxes	(145,171)	-
Share option expense	84,371	191,715
Accretion expense	760,067	433,801
Loss on disposal of property and equipment	2,177	-
Unrealized loss on fair value of derivative liability	13,206,204	679,322
Unrealized gain on warrants asset	(1,956,306)	-
Currency translation loss	(7,872)	2,337
Loss on acquisition of non-controlling interest paid in shares	-	64,360
	2,914,501	3,604,253
Changes in non-cash working capital (Note 15)	425,091	(784,047)
Net cash provided by operating activities	3,339,592	2,820,206

Investing activities
Purchase of property and equipment and intangibles	(527,811)	(699,340)
Cash advances and loans made to other parties	(3,814,868)	-
Payments of acquisition payable	(362,453)	-
Repayment of NJ Retail promissory note	250,000
Equity investment in ABCO Garden State LLC	(1,784,782)
Other Investment		(211,041)
Net cash used in investing activities	(6,239,914)	(910,381)

Financing activities
Proceeds from convertible debentures	-	5,000,000
Proceeds from warrants exercises	4,657,460	-
Proceeds from options exercises	195,608	-
Proceeds from sale of membership units of subsidiary	600,000	-
Payment of equity and debt issuance costs	(126,914)	-
Repayment of long-term debt	(714,304)	(869,855)
Repayment of convertible debentures	(337,203)	(90,000)
Payments of lease principal	(657,018)	(955,248)
Net cash provided by (used in) financing activities	3,617,629	3,084,897

Change in cash and cash equivalents	717,307	4,994,722
Cash and cash equivalents, beginning	6,804,579	3,488,046
Cash and cash equivalents, ending	7,521,886	8,482,768

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

1.	CORPORATE INFORMATION AND DEFINED TERMS

1.1	Corporate Information

These unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024, and July 31, 2023, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership	Defined Term
Grown Rogue International Inc.	100% owner of GR Unlimited	The “Company”
Grown Rogue Unlimited, LLC	100% by the Company	“GR Unlimited”
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC	“GR Gardens”
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC	“GRU Properties”
GRIP, LLC	100% by Grown Rogue Unlimited, LLC	“GRIP”
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC	“GR Distribution”
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC	“GR Michigan”
Canopy Management, LLC	100% by Grown Rogue Unlimited, LLC	“Canopy”
Golden Harvests LLC	80% by Canopy Management, LLC	“Golden Harvests”
Grown Rogue Retail Ventures, LLC	100% by Grown Rogue Unlimited, LLC	“GR Retail”
Grown Rogue West New York, LLC	43.48% by Grown Rogue Retail Ventures, LLC**	“West NY”

**	The Company, through its subsidiary GR Retail invested $500,000 in the equity of West NY. West NY is a lender to a retail business in New Jersey.

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

1.2	Defined Terms

Following are certain defined terms used herein:

Term	Defined Term	Reference
General terms:
International Financial Reporting Standards	“IFRS”
International Accounting Standards	“IAS”
International Accounting Standards Board	“IASB”
International Financial Reporting Interpretations Committee	“IFRIC”
United States	“U.S.”
United States dollar	“U.S. dollar”
Fair value less costs to sell	“FVLCTS”
Fair value through profit or loss	“FVTPL”
Fair value through other comprehensive income	“FVOCI”
Other comprehensive income	“OCI”
Solely payments of principal and interest	“SPPI”
Expected credit loss	“ECL”
Cash generating unit	“CGU”
Internal Revenue Code	“IRC”

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
U.S. Securities and Exchange Commission	“SEC”
Securities Exchange Act of 1934	“1934 Act”
Federal Deposit Insurance Corporation	“FDIC”

Terms related to the Company’s locations:
Outdoor grow property located in Trail, Oregon leased from CEO	“Trail”
Outdoor post-harvest facility located in Medford, Oregon leased from CEO	“Lars”

Terms related to officers and directors of the Company:
President & Chief Executive Officer	“CEO”
Chief Financial Officer	“CFO”
Senior Vice President of GR Unlimited	“SVP”
Chief Operating Officer (position eliminated in December 2021)	“COO”
Michigan General Manager	“GM”

Terms related to transactions with High Street Capital Partners, LLC:
High Street Capital Partners, LLC	“HSCP”	Note 6.1
Agreement of the Company to acquire substantially all of the assets of the growing and retail operations of HSCP	“HSCP Transaction”	Note 6.1
Management Services Agreement with HSCP	“HSCP MSA”	Note 6.1
Secured promissory note payable with a principal sum of $1,250,000	“Secured Promissory Note”	Notes 6.1, 10.1
Principal Payment of $500,000 due to HSCP on May 1, 2023	“First Principal Payment”	Note 10.1

Terms related to Convertible Debentures issued in December 2022:
Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022	“December Convertible Debentures”	Note 11.1
Purchasers of Convertible Debentures	“Purchasers”	Note 11.1
6,716,499 warrants issued to the Purchasers	“December Warrants”	Note 11.1

Terms related to Convertible Debentures issued in July 2023:
Convertible debentures with aggregate principal amount of $5,000,000 issued in July 2023	“July Convertible Debentures”	Note 11.2
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2
13,737,500 warrants issued to the Subscribers	“July Warrants”	Note 11.2

Terms related to Convertible Debentures issued in August 2023:
Convertible debentures with aggregate principal amount of $1,000,000 issued in August 2023	“August Convertible Debentures”	Note 11.2.2
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2.2
2,816,250 warrants issued to the Subscribers	“August Warrants”	Note 11.2.2

Terms related to consulting agreement with Goodness Growth
Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF)	“Goodness Growth”	Note 13.1
The consulting agreement under which the Company provides services to Goodness Growth	“Consulting Agreement”	Note 13.1

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Volume weighted average price	“VWAP”	Note 13.1

Terms related to Iron Flag, LLC secured draw down promissory note
Iron Flag, LLC	“Iron Flag”	Note 6.3.1
ABCO Garden State, LLC	“ABCO”	Notes 6.2, 6.3.1
New Jersey Cannabis Regulatory Commission	“CRC”	Note 6.3.1
Secured draw down promissory note	“Iron Flag Promissory Note”	Note 6.3.1

2.	SIGNIFICANT ACCOUNTING POLICIES AND JUDGMENTS AND DEFINED TERMS

2.1	Statement of Compliance

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRIC. These unaudited condensed interim consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

These unaudited condensed interim financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our audited consolidated financial statements for the two months ended December 31, 2023.

The Board of Directors authorized the issuance of these unaudited condensed interim consolidated financial statements on August 26, 2024.

The principal accounting policies adopted in the preparation of these unaudited condensed interim consolidated financial statements are set forth below.

2.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these unaudited condensed interim consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.3	Basis of Measurement

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

2.4	Change in Fiscal Year End

Effective December 31, 2023, the Company changed its financial year-end to December 31 from October 31. Comparative figures in preparing these condensed consolidated interim financial statements have been reclassified to conform to the current period presentation, and to reflect the results for the three months and six months ended July 31, 2023, in the condensed consolidated interim statements of operations and comprehensive loss, cash flows and changes in equity.

2.5	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States dollar. These unaudited condensed interim consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

The preparation of these financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, and expenses. Areas that have the most significant effect on the amounts recognized in the financial statements are disclosed in Note 3 of the Company’s consolidated financial statements for the two months ended December 31, 2023. The accounting policies applied in these unaudited condensed interim financial statements are consistent with those used in the Company’s consolidated financial statements for the two months ended December 31, 2023.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

2.6	Adoption of New Accounting Pronouncements

Amendments to IAS 1 Presentation of Financial Statements

The amendment to IAS 1 Presentation of Financial Statements specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated June 30, 2024.

2.7	New Accounting Pronouncements

IFRS 18 – Presentation and Disclosures

IFRS 18 Presentation and Disclosures in Financial Statements will replace IAS 1 Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The standard is applied retrospectively, with specific transition provisions, and early adoption is permitted. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

3.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants, which reflect measurement at FVLCTS. Changes in the carrying amounts of biological assets for the six months ended June 30, 2024, and the two months ended December 31, 2023, are as follows:

	Six months ended	Two months ended
	June 30, 2024	December 31, 2023
	$	$
Beginning balance	1,723,342	1,566,822
Increase in biological assets due to capitalized costs	3,512,909	1,057,764
Change in FVLCTS due to biological transformation	708,663	686,867
Transferred to inventory upon harvest	(4,244,747)	(1,588,111)
Ending balance	1,700,167	1,723,342

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post- harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

- Expected costs required to grow the cannabis up to the point of harvest

- Estimated selling price per pound

- Expected yield from the cannabis plants

- Estimated stage of growth – the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Estimated selling price per (pound)	$446	$938	$462,154	$335,193
Estimated stage of growth	29%	55%	$366,777	$285,243
Estimated flower yield per harvest (pound)	4,082	2,972	$366,777	$285,243

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

4.	INVENTORY

The Company’s inventory composition is as follows:

	June 30, 2024	December 31, 2023
	$	$
Raw materials	645,799	503,216
Work in process	2,474,302	3,979,335
Finished goods	725,701	538,739
Ending balance	3,839,952	5,021,290

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the six months ended June 30, 2024, was $6,340,207 (for the six months ended July 31, 2023 - $6,112,528). The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the three months ended June 30, 2024, was $3,567,522 (for the three months ended July 31, 2023 - $3,047,971).

5.	BUSINESS COMBINATIONS

The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value (Note 5.2)	370,537
Payments (Note 5.2)	(8,000)
Application of prepayments (Note 5.2)	(4,000)
Accretion (Note 5.2)	1,463
Balance – December 31, 2023	360,000
Buyout of Canopy minority interest (Note 5.1)	780,000
Acquisition of additional 20% membership units in Golden Harvest (Note 5.2)	2,342,207
Canopy buyout payments (Note 5.1)	(180,326)
Golden Harvest 20% acquisition payments (Note 5.2)	(120,000)
Balance – June 30, 2024	3,181,882

5.1	Canopy Buyout

On April 24, 2024, the Company acquired the remaining 13% interest in Canopy for aggregate consideration of $780,000 comprised of upfront cash payments of $156,000 and deferred cash payments of $624,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Consideration remaining to be paid at the date of these consolidated financial statements included cash payments of $599,674.

5.2	Golden Harvests

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these consolidated financial statements included cash payments of $360,000. During the year ended October 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024.

On April 24, 2024, the Company acquired an additional 20% interest in Golden Harvests for aggregate consideration of $2,342,207 comprised of deferred cash payments of $2,000,0000 plus true-up amounts. The deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. The Company may pay all or part of the cash portion of the business acquisition consideration payable after January 1, 2025. Consideration remaining to be paid at the date of these consolidated financial statements included cash payments of $2,000,000.

6.	OTHER INVESTMENTS, PURCHASE DEPOSITS AND NOTES RECEIVABLE

6.1	Investment in Assets Sold by HSCP

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations pursuant to the HSCP Transaction, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price was to depend on the timing of the closing. The Company also executed the HSCP MSA, a management services agreement, pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a principal sum of $1,250,000 as a Secured Promissory Note, which was fully paid during the two months ended December 31, 2023.

6.2	Investment in ABCO Garden State

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO, pending regulatory approval from the CRC. As of May 31, 2024, the Company executed the first option to acquire a 44% membership interest in ABCO. ABCO received licensing approval from the CRC and has an annual NJ cultivation license with local zoning, planning approvals and sufficient power supply. The Company purchased the first option to acquire 44% of ABCO for total consideration of $1,257,142, which has been paid via conversion of previously advanced amounts. The Company may exercise the second option to purchase an additional 26% membership interest in ABCO, pending regulatory approval, two years after operations commence. The purchase price for the second option is $722,858, which remains classified as Other Investments.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

6.3	Notes Receivable

Transactions related to the Company’s notes receivable for the six months ended June 30, 2024, and the two months ended December 31, 2023, include the following:

	Notes
Movement in notes receivable	6.3.1	6.3.2	6.3.3	6.3.4	6.3.5	Total $
Balance – October 31, 2023	1,178,860	251,667	-	-	-	1,430,527
Advances	982,757	-	-	-	-	982,757
Accrued interest	30,755	5,083	-	-	-	35,838
Balance – December 31, 2023	2,192,372	256,750	-	-	-	2,449,122
Advances	1,847,142	-	1,150,000	400,000	500,000	3,897,142
Accrued interest	209,769	9,667	36,862	5,311	-	261,609
Repayments	-	(266,417)	-	-	-	(266,417)
Balance – June 30, 2024	4,249,283	-	1,186,862	405,311	500,000	6,341,455
Current portion	1,111,111	-	-	405,311	500,000	2,016,422
Non-current portion	3,138,172	-	1,186,862	-	-	4,325,033

6.3.1	Iron Flag Promissory Note

On October 3, 2023, GR Unlimited executed the Iron Flag Promissory Note with ABCO’s affiliate, Iron Flag, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the third quarter of 2024.

Pursuant to the Iron Flag Promissory Note, GR Unlimited shall make the maximum amount available to Iron Flag in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. As of the consolidated statements of financial position dated June 30, 2024, the Company has advanced the full $4M agreed to under the Iron Flag Promissory Note and an additional 2,054,782 has been funded of which $1,257,142 has been converted to equity in ABCO and $797,640 remains outstanding which will inure to the payment of the option for 26% equity which can be exercised two years from the commencement of operations.

As at June 30, 2024, the outstanding balance of the Iron Flag Promissory Note was $4,000,000 (December 31, 2023 - $2,152,859) and the accrued interest was $249,283 (December 31, 2023 - $39,513).

6.3.2	New Jersey Retail Promissory Note

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the promissory note.

As at June 30, 2024, the outstanding balance of the promissory note (December 31, 2023 - $250,000) and accrued interest was $nil (December 31, 2023 - $6,750) as the total balance was fully paid.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

6.3.3	Nile Convertible Note

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult- use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and initially advanced $500,000 to Nile of NJ LLC, a New Jersey limited liability company. The Company advanced an additional $650,000 to Nile of NJ LLC. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%. The Company received investments of $600,000 from various parties including $500k from related parties to fund this investment.

As at June 30, 2024, the outstanding balance of the promissory note was $1,150,000 (December 31, 2023 - nil), and the accrued interest was $36,861 (December 31, 2023 - nil).

6.3.4	ABCO Bridge Note

On June 3, 2024, GR Unlimited executed a promissory note and advanced $400,000 to ABCO representing the principal amount of the note. Pursuant to this promissory note, interest on the outstanding principal borrowed shall accrue at a rate of 18% per annum provided that, the extended maturity date is not triggered, in which interest shall accrue at a rate of 22% on the outstanding balance commencing on the maturity date and ending on the extended maturity date.

As at June 30, 2024, the outstanding balance of the promissory note was $400,000 (December 31, 2023 - nil), and the accrued interest was $5,311 (December 31, 2023 - nil).

6.3.5	ABCO Drawdown Promissory Note

On June 24, 2024, GR Unlimited executed a promissory note and advanced $500,000 to ABCO. Pursuant to this note, GR Unlimited shall make the maximum amount available to ABCO in one or more advances in an aggregate amount not to exceed $3,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 10.5% per annum.

As at June 30, 2024, the outstanding balance of the promissory note was $500,000 (December 31, 2023 - nil).

7.	LEASES

The following is a continuity schedule of lease liabilities.

	June 30, 2024	December 31, 2023
	$	$
Balance - beginning	2,898,058	2,918,683
Additions	141,055	528,980
Disposals	-	(105,258)
Interest expense on lease liabilities	132,599	58,361
Payments	(789,617)	(502,708)
Balance - ending	2,382,095	2,898,058
Current portion	724,742	925,976
Non-current portion	1,657,353	1,972,082

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Set out below are undiscounted minimum future lease payments after June 30, 2024:

Total future minimum lease payments ($)
Less than one year	923,500
Between one and five years	2,015,238
Total minimum lease payments	2,938,738
Less amount representing interest	(556,643)
Present value of minimum lease payments	2,382,095

8.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Production Equipment and Other	Land	Leasehold Improvements	Right-of- use Assets	Total
		$	$	$	$	$
COST
Balance – October 31, 2023	16,283	974,429	-	8,969,127	6,263,363	16,223,202
Additions	-	14,109	-	226,921	528,980	770,010
Disposals	-	(70,198)	-	(131,646)	(185,826)	(387,670)
Balance – December 31, 2023	16,283	918,340	-	9,064,402	6,606,517	16,605,542
Additions	-	12,820	1,533,793	270,430	141,055	1,958,098
Disposals	-	-	-	(5,122)	-	(5,122)
Balance – June 30, 2024	16,283	931,160	1,533,793	9,329,710	6,747,572	18,558,518
ACCUMULATED AMORTIZATION
Balance – October 31, 2023	16,283	401,339	-	3,824,967	3,227,347	7,469,936
Amortization for the period	-	26,866	-	197,164	285,392	509,422
Disposals	-	(54,726)	-	(47,038)	(92,949)	(194,713)
Balance – December 31, 2023	16,283	373,479	-	3,975,093	3,419,790	7,784,645
Amortization for the period	-	67,018	-	623,680	731,934	1,422,632
Disposals	-	-	-	(2,945)	-	(2,945)
Balance – June 30, 2024	16,283	434,647	-	4,595,828	4,157,574	9,204,332
NET BOOK VALUE	-
Balance – December 31, 2023	-	546,637	-	5,089,309	3,186,727	8,820,897
Balance – June 30, 2024	-	513,330	1,533,793	4,918,006	2,943,209	9,354,186

For the six months ended June 30, 2024, amortization capitalized into inventory was $1,004,759 (December 31, 2023 - $323,007) and expensed amortization was $260,226 (December 31, 2023 - $186,415).

9.	INTANGIBLE ASSETS AND GOODWILL

Indefinite lived intangible assets and goodwill	June 30, 2024	December 31, 2023
	$	$
Balance – beginning	725,668	725,668
Additions – grower licenses	-	-
Balance – ending	725,668	725,668

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

10.	LONG-TERM DEBT

Transactions related to the Company’s long-term debt for the six months ended June 30, 2024, and the two months ended December 31, 2023, include the following:

	Note
Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
Balance – October 31, 2023	350,000	375,095	385,762	197,596	80,063	-	-	1,388,517
Interest accretion	-	18,355	15,418	3,811	4,769	-	-	42,353
Debt and interest payments	(350,000)	(4,167)	(4,167)	(125,000)	(84,832)	-	-	(568,166)
Balance – December 31, 2023	-	389,283	397,013	76,407	-	-	-	862,703
Additions to debt	-	-	-	-	-	1,285,000	662,251	1,947,251
Interest accretion	-	20,340	27,855	6,937	-	41,253	32,866	129,251
Debt and interest payments	-	(295,833)	(306,685)	(22,856)	-	(60,255)	(28,675)	(714,304)
Balance – June 30, 2024	-	113,790	118,183	60,488	-	1,265,998	666,442	2,224,901
Current portion	-	113,790	118,183	60,488	-	144,415	172,052	608,929
Non-current portion	-	-	-	-	-	1,121,583	494,390	1,615,973

	Note
Undiscounted future payments at:	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
December 31, 2023	-	427,083	428,824	88,298	-	-	-	944,205
June 30, 2024	-	131,250	128,389	65,442	-	1,455,515	849,313	2,629,909
Current portion	-	131,250	128,389	65,442	-	227,292	274,867	827,240
Non-current portion	-	-	-	-	-	1,228,223	574,446	1,802,669

10.1	12.5% Note Payable Owed by GR Distribution to HSCP with Original Principal Amount of $1,250,000

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 6.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the Secured Promissory Note between GR Distribution and HSCP, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

On May 1, 2023, the terms of the Secured Promissory Note were amended for a second. Under the second amendment, the Secured Promissory Note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bore no interest, was due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The balance was fully paid during the two months ended December 31, 2023.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

10.2	10% Note Payable Owed by Golden Harvests with Original Principal Amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%. During the six months ended June 30, 2024, and the two months ended December 31, 2023, the Company made principal and interest payments of $295,833 and $4,167 respectively.

10.3	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the six months ended June 30, 2024, and the two months ended December 31, 2023, the Company made principal and interest payments of $306,685 and $4,167 respectively.

10.4	10% Note Payable Owed by GR Distribution with Original Principal Amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the six months ended June 30, 2024, and the two months ended December 31, 2023, the Company made principal and interest payments of $22,856 and $125,000 respectively.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

10.5	0% Stated Rate Note Payable Owed by Canopy with Original Principal Amount of $600,000 and Royalty Payments to Lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000. It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%. A portion of this debt is due to related parties (Note 17.4). During the two months ended December 31, 2023, the balance was fully paid.

10.6	Note Payable Owed by GRU Properties, LLC with Original Principal Amount of $1,285,000

On January 12, 2024, debt with a principal amount of $1,285,000 was received, secured by deed of trust of $1,285,000. Interest is paid at the higher of 5% or the London Interbank Offered Rate (‘LIBOR”) for the first twelve months. For the thirteenth month to the twenty-fourth month, interest is paid at the higher of 6% or the LIBOR and for twenty-fifth month to the thirty-sixth month, interest is paid at the higher of 7% or the LIBOR. Interest is paid at the end of the month in arrears and is computed based on a 30-day month and has a maturity date of December 1, 2027. The note is reported at amortized cost using an effective rate of approximately 7.2%. During the six months ended June 30, 2024, the Company made principal and interest payments of $60,255.

10.7	Note Payable Owed by ABCO Gardens State, LLC, with Original Principal Limit Amount of $1,100,000

On March 15, 2024, GR Unlimited guaranteed a note payable owed by ABCO Gardens State, LLC, with an original principal limit amount of $1,100,000. The note allows the Company to borrow any amount which is more than $150,000 but less than the loan limit of $1,100,000. All advances in aggregate should not exceed the loan limit of $1,100,000. Each advance will be subjected to a 1.55% origination fee payable to the lender at the time of the advance, which can be deducted from the advance. Interest is paid at 17.32% per annum and each advance has a maturity date of 3 years after the effective date of the advance. Interest only will be payable on the 15th of the next month following the effective date of the advance and continuing for six months. At any time after the Company has paid twelve months’ worth of interest, the Company may repay the note in full following written notice to the lender. The principal and interest payments for the note payable are to be made by GR Unlimited, in which the principal loan balance has been added to the Iron Flag Promissory Note and is considered an advance issued by GR Unlimited to Iron Flag. During the six months ended June 30, 2024, the Company made interest payments of $28,675.

10.8	Accrued Interest Payable

Accrued interest payable on long-term debt at June 30, 2024, was $nil (December 31, 2023 - $nil).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

11.	CONVERTIBLE DEBENTURES

Transactions relating to the Company’s convertible debentures for the six months ended June 30, 2024, and the two months ended December 31, 2023, include the following:

	Note
Movement in convertible debt	11.1	11.2	Total
Balance – October 31, 2023	$247,316	$2,165,446	$2,412,762
Interest accretion	11,672	162,468	174,140
Debt and interest payments	(7,875)	(119,103)	(126,978)
Balance – December 31, 2023	$251,113	$2,208,811	$2,459,924
Debt settlement through conversion of shares (Note 11.1.1)	(37,930)	(751,514)	(789,444)
Interest accretion	34,192	596,623	630,815
Debt and interest payments	(14,365)	(322,838)	(337,203)
Balance – June 30, 2024	$233,010	$1,731,082	$1,964,092
Current portion	$233,010	$1,731,082	$1,964,092
Non-current portion	-	-	-

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the six months ended June 30, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the December Warrants, which accelerated the expiry date to 90 days from the date of notice. During the six months ended June 30, 2024, a total of 6,716,499 common share purchase warrants were issued for 6,716,499 common shares (Note 12.4).

11.1.1	Debt Settlement Through Conversion of Shares

During the six months ended June 30, 2024, a Purchaser of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $37,930 at CAD$0.20 per share into 336,775 common shares.

The conversion feature of the December Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at June 30, 2024. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at June 30, 2024, was estimated to be $1,073,697 (December 31, 2023 - $439,860) using the following assumptions:

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Expected dividend yield	Nil
Risk-free interest rate	3.83%
Expected life	1.42 years
Expected volatility	73.72%

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured the July Convertible Debentures with an aggregate principal amount of $5,000,000. The Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the six months ended June 30, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the July Warrants, which accelerated the expiry date to 90 days from the date of notice. During the six months ended June 30, 2024, 13,737,500 common share purchase warrants were issued for 13,737,500 common shares (Note 12.4).

11.2.1	Debt Settlement Through Conversion of Shares

During the six months ended June 30, 2024, Purchasers of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $423,515 at CAD$0.28 per share into 5,388,062 common shares.

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at June 30, 2024. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at June 30, 2024, was estimated to be $12,727,110 (December 31, 2023 - $5,824,496) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	3.52%
Expected life	3.04 years
Expected volatility	99%

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

11.2.2	9% Convertible Debentures with Original Principal Amount of $1,000,000

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non- brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (the August Convertible Debentures), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants. The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

During the six months ended June 30, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the August Warrants, which accelerated the expiry date to 90 days from the date of notice. During the six months ended June 30, 2024, 2,816,250 purchase warrants were issued for 2,816,250 common shares (Note 12.4).

11.2.3	Debt Settlement Through Conversion of Shares

During the six months ended June 30, 2024, Purchasers of the August Convertible Debentures converted an aggregate total of convertible debenture principal of $327,998 at CAD$0.28 per share into 5,682,083 common shares to fully settle the convertible debenture.

The derivative liability was not remeasured at June 30, 2024, given that the August Convertible Debentures were fully settled.

12.	SHARE CAPITAL AND SHARES ISSUABLE

The Company was previously authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

Effective June 24, 2024, the Company completed a reorganization of its share capital as approved by the shareholders of the Company at its annual and special meeting to redesignate its existing class of common shares without par value in the Company’s capital and to create a new class of unlisted Multiple Voting Shares (“MV Shares”). As of the consolidated statements of financial position dated June 30, 2024, common shares outstanding were 143,497,060, which assumes the conversion of all MV Shares to common shares. (See note 12.6).

During the six months ended June 30, 2024, the following share transactions occurred:

12.1	1,933,750 Common Shares Issued for Option Exercise

The Company issued 1,933,750 common shares with an aggregate fair value of $323,756, as holders opted to convert their options.

12.2	336,775 Common Shares Issued upon conversion of December Convertible Debentures

On March 20, 2024, the Company issued 336,775 common shares with an aggregate fair value of $165,812, as a holder opted to convert their convertible debentures.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

12.3	5,388,062 Common Shares Issued to Settle July Convertible Debentures

The Company issued 5,388,062 common shares with an aggregate fair value of $3,640,720, as holders opted to convert their convertible debentures.

12.4	5,682,083 Common Shares Issued to Settle August Convertible Debentures

The Company issued 5,682,083 common shares with an aggregate fair value of $3,859,824, as holders opted to convert their convertible debentures.

12.5	23,270,249 Common Shares Issued for Warrant Exercise

During the six months ended June 30, 2024, the Company issued 23,270,249 common shares for total proceeds of $4,657,460 gross of issuance costs of $126,914.

The Company issued 6,716,499 common shares for total proceeds of $1,239,446 relating to the December Convertible Debentures which had a warrant strike price of CAD$0.25 per share.

The Company issued 13,737,500 common shares for total proceeds of $2,836,445 relating to the July Convertible Debentures which had a warrant strike price of CAD$0.28 per share.

The Company also issued 2,816,250 common shares for total proceeds of $581,569 relating to the August Convertible Debentures which had a warrant strike price of CAD$0.28 per share.

12.6	Share capital reorganization

On June 24, 2024, the Company completed a reorganization of its share capital as approved by the shareholders of the Company at its annual and special meeting. Pursuant to the share reorganization, the Company amended its articles to redesignate its existing class of common shares without par value in the capital of the Company as Subordinate Voting Shares (“SV Shares”) and created a new class of unlisted MV Shares. The SV Shares can be converted into MV Shares at a conversion ratio of 1,000:1, and the MV Shares carry 1,000 votes per share.

During the two months ended December 31, 2023, no share transactions occurred

During the six months ended July 31, 2023, no share transactions occurred.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

13.	WARRANTS

The following table summarizes the warrant activities for the six months ended June 30, 2024, and the two months ended December 31, 2023:

	Number	Weighted Average Exercise Price (CAD$)
Balance – October 31, 2022	33,510,696	0.28
Issuance pursuant to the December Convertible Debentures (Note 11.1)	6,716,499	0.25
Issuance pursuant to the July Convertible Debentures (Note 11.2)	13,737,500	0.28
Issuance pursuant to the August Convertible Debentures (Note 11.2.2)	2,816,250	0.28
Issued pursuant to the Consulting Agreement with Goodness Growth (Note 13.1)	8,500,000	0.33
Expiration of warrants pursuant to Feb 2021 subscriptions	(8,200,000)	0.20
Expiration of warrants pursuant to the Offering (Special warrant issue)	(23,162,579)	0.30
Expiration of warrants to terminate purchase agreement	(2,148,117)	0.44
Balance – December 31, 2023	31,770,249	0.29
Conversion to common shares pursuant to the December Convertible Debentures	(6,716,499)	0.25
Conversion to common shares pursuant to the July Convertible Debentures	(13,737,500)	0.28
Conversion to common shares pursuant to the August Convertible Debentures	(2,816,250)	0.28
Balance – June 30, 2024	8,500,000	0.33

As at June 30, 2024, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.225	8,500,000	4.27	October 05, 2028
0.225	8,500,000	4.27

13.1	Goodness Growth Consulting Agreement

The Consulting Agreement with Goodness Growth was executed as of May 24, 2023, whereby GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

As part of this strategic agreement, Goodness Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), being a 25.0 percent premium to the 10-day VWAP of Goodness Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company issued 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Goodness Growth, with a strike price equal to CAD$0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement.

The Company first measured and recognized the fair value ($1,232,253) of the warrants using a Black-Scholes option pricing model as of the warrants’ deemed issuance date, which was the effective date of the Consulting Agreement (May 24, 2023). The Company and Goodness Growth issued and exchanged the warrants on October 5, 2023, at which time the carrying value ($1,232,253) of the warrants issued and received was recorded to equity and Warrants Asset, respectively.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

The Warrants Asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the Warrants Asset at June 30, 2024, was estimated to be $3,717,688 (December 31, 2023 - $1,761,382) using the following assumptions:

Expected (strike) price	0.317
Risk-free interest rate	3.52%
Expected life	4.27 years
Expected volatility	99%

14.	STOCK OPTIONS

The following table summarizes the stock option movements for the six months ended June 30, 2024, and the two months ended December 31, 2023:

	Number	Exercise price (CAD$)
Balance – October 31, 2023	11,205,000	0.17
Granted to employees	100,000	0.39
Granted to service providers	500,000	0.39
Expiration of options to employees	(5,000)	0.15
Balance – December 31, 2023	11,800,000	0.18
Options exercised into common shares	(1,965,000)	0.15
Balance – June 30, 2024	9,835,000	0.19

14.1	Stock Options Granted

During the six months ended June 30, 2024, no options were granted to employees and service providers (for the two months ended December 31, 2023 – 600,000).

The fair value of the options granted during the two months ended December 31, 2023, was approximately $112,078 (CAD$148,466), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	4.56%
Expected life	4.0 years
Expected volatility	86%

The vesting terms of options granted during the two months ended December 31, 2023, are set out in the table below:

Number granted	Vesting terms
100,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
500,000	Monthly over a year
600,000

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

14.2	Stock Options Issued and Outstanding

As at June 30, 2024, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	875,000	812,500	0.0	July 2024
0.15	200,000	200,000	0.4	November 2024
0.30	1,000,000	1,000,000	0.8	April 2025
0.16	1,150,000	1,150,000	0.9	May 2025
0.15	85,000	85,000	1.4	November 2025
0.15	300,000	300,000	1.8	April 2026
0.15	5,225,000	5,225,000	2.5	January 2027
0.30	400,000	-	3.2	September 2027
0.39	600,000	291,666	3.4	November 2027
0.18	9,835,000	9,064,166	1.9

15.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the six months ended June 30, 2024, and the six months ended July 31, 2023, are as follows:

	Six months ended June 30, 2024	Six months ended July 31, 2023
	$	$
Accounts receivable	(694,017)	(1,065,649)
Interest receivable	-	-
Inventory and biological assets	(83,408)	171,583
Prepaid expenses	(22,816)	(103,411)
Accounts payable and accrued liabilities	465,743	125,698
Income tax payable	767,462	30,730
Unearned revenue	-	57,002
Total	432,964	(784,047)

16.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2024, the Company incurred the following related party transactions.

16.1	Transactions with CEO

Through its wholly owned subsidiary, GRU Properties, the Company leases Trail, owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $36,000 (six months ended July 31, 2023 – $36,000) were incurred for six months ended June 30, 2024. The lease liability for Trail at June 30, 2024, was $99,537 (December 31, 2023 - $129,401).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2021, the Company leased Lars, a facility which is beneficially owned by the CEO, and is located in Medford, Oregon with a term through June 30, 2026. Lease charges for Lars of $98,345 (six months ended July 31, 2023 - $95,481) were incurred for the six months ended June 30, 2024. The lease liability for Lars at June 30, 2024, was $367,136 (December 31, 2023 - $445,708).

Leases liabilities payable to the CEO were $466,673 in aggregate at June 30, 2024 (December 31, 2023 - $575,109).

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO. (Also see Note 22.1).

During April 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased the CEO’s 5.5% membership interest in Canopy. The consideration due to the CEO is comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. (Alse see Note 5.1).

16.2	Transactions with Spouse of CEO

During the six months ended June 30, 2024, the Company incurred expenses of $50,000 (six months ended July 31, 2023 - $50,000) for salary paid to the spouse of the CEO. At June 30, 2024, accounts and accrued liabilities payable to this individual were $nil (December 31, 2023 - $3,846).

16.3	Transactions with GM

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan, with a lease term through January 2026. Lease charges of $108,000 (six months ended July 31, 2023 - $93,000) were incurred during the six months ended June 30, 2024. The lease liability of Morton at June 30, 2024, was $302,636 (December 31, 2023 - $350,668).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $250,000 (six months ended July 31, 2023 - $460,000) were incurred during the six months ended June 30, 2024. The lease liability of Morton Annex at June 30, 2024, was $nil (December 31, 2023 - $239,871).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate consideration of $2,342,207, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. A distribution of $120,000 was paid to the GM during the six months ended June 30, 2024.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

16.4	Transactions with Key Management Personnel

Key management personnel consist of the President and CEO, the CFO, GM and the SVP* of the Company. The compensation to key management is presented in the following table:

	Three months ended June 30, 2024	Three months ended July 31, 2023	Six months ended June 30, 2024	Six months ended July 31, 2023
	$	$	$	$
Salaries and consulting fees	217,600	145,246	315,200	371,746
Royalty fees paid to GM	203,000	-	323,000	-
Stock option expense	335	48,002	4,767	93,846
Total	420,935	193,248	642,967	465,592

*	SVP’s effective last day was December 31, 2023.

Stock options granted to key management personnel and close family members of key management personnel include the following. During the six months ended June 30, 2024, and the two months ended December 31, 2023, no options were granted to key management personnel.

Compensation to the board of directors during the six months ended June 30, 2024, was $9,000, (six months ended July 31, 2023 – $9,000). During the three months ended June 30, 2024, options of 250,000 were exercised into common shares by a Director.

Accounts payable, accrued liabilities, and lease liabilities due to key management at June 30, 2024, totaled $5,170,184 (December 31, 2023 - $1,230,808).

16.5	Debt Balances and Movements with Related Parties

The following table sets out portions of debt pertaining to related parties:

	CEO	SVP	Director	GM	Total
	$	$	$	$	$
Balance – October 31, 2023	6,670	13,345	20,018	360,000	400,033
Interest	399	794	1,190	10,800	13,183
Payments	(7,069)	(14,139)	(21,208)	(10,800)	(53,216)
Balance – December 31, 2023	-	-	-	360,000	360,000
Borrowed	264,000	-	150,000	2,342,207	2,726,207
Interest	2,271	-	1,032	32,400	35,703
Payments	(12,210)	-	(35,550)	(152,400)	(170,160)
Balance – June 30, 2024	254,061	-	115,482	2,582,207	2,951,751

*	SVP’s effective last day was December 31, 2023.

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 22.1). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 22.2); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $32,400 were made on the business acquisition consideration payable of $360,000 for the six months ended June 30, 2024 ($10,400 for the two months ended December 31, 2023). (Alse see Note 5.2).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Pursuant to the Canopy purchase agreement executed on April 24, 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased a 5.5% membership interest in Canopy from the CEO, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. Additionally, the Company purchased a 2.5% membership interest in Canopy from a Director, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Principal payments of $9,939 and interest payments of $2,271 were made on the business acquisition consideration payable ($264,000) due to the CEO for the six months ended June 30, 2024 ($nil for the two months ended December 31, 2023). Principal payments of $4,518 and interest payments of $1,032 were made on the business acquisition consideration payable ($120,000) due to the Director for the six months ended June 30, 2024 ($nil for the two months ended December 31, 2023). (Also see Note 5.1).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate consideration of $2,342,207, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Pursuant to the purchase agreement executed on April 24, 2024, the deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. True- up payments of $120,000 were made on the business acquisition consideration payable of $2,342,207 for the six months ended June 30, 2024 ($nil for the two months ended December 31, 2023). (Also see Note 5.2).

17.	FINANCIAL INSTRUMENTS

17.1	Market Risk (Including Interest Rate Risk, Currency Risk and Other Price Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

17.1.1	Interest Rate Risk

At June 30, 2024, and December 31, 2023, the Company’s exposure to interest rate risk relates to long term debt and finance lease obligations; each of these items bear interest at a fixed rate.

17.1.2	Currency Risk

As at June 30, 2024, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$260,526 (CAD $155,679 at December 31, 2023). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

17.1.3	Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

17.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash, trade accounts receivable, and notes receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits and notes receivable. Accounts at each institution are insured by the FDIC up to $250,000. At June 30, 2024 and December 31, 2023, the Company had $6,771,886 and $6,054,579 in excess of the FDIC insured limit, respectively. The Company has loaned ABCO Garden State, LLC $5,707,643 under secured and unsecured notes and advances.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash, accounts receivable, and notes receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	June 30, 2024	December 31, 2023
	$	$
Cash	7,521,886	6,804,579
Accounts receivable	2,337,007	1,642,990
Notes receivable	6,341,455	2,449,122
Total	16,200,348	10,896,691

The allowance for doubtful accounts at June 30, 2024, was $300,364 (December 31, 2023 - $373,393).

As at June 30, 2024, and December 31, 2023, the Company’s trade accounts receivable were aged as follows:

	June 30, 2024	December 31, 2023
	$	$
Current	1,113,172	604,920
1-30 days	919,784	568,445
31 days older	483,197	732,981
Total trade accounts receivable	2,516,153	1,906,346
GST/HST	121,488	110,037
Provision for bad debt	(300,364)	(373,393)
Total accounts receivable	2,337,007	1,642,990

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the six months ended June 30, 2024, there was no major customer that accounted for greater than 10% of revenues (Six months ended July 31, 2023 – no major customer that accounted for greater than 10% of revenues). There was one customer with an accounts receivable balance greater than 10% at June 30, 2024, whose balances comprised 14% of the total accounts receivable balance (December 31, 2023 – one major customer comprised 11% of total accounts receivable balance).

17.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At June 30, 2024, and December 31, 2023, the Company’s working capital accounts were as follows:

	June 30, 2024	December 31, 2023
	$	$
Cash	7,521,886	6,804,579
Current assets excluding cash	10,421,485	8,807,958
Total current assets	17,943,371	15,612,537
Current liabilities	(20,508,919)	(11,770,203)
Working capital	(2,565,548)	3,842,334

The current liabilities included to derive working capital excludes the current portion of convertible debt which has a maturity greater than one year but is classified as current liabilities based on the newly adopted amendment to IAS 1 effective January 1, 2024.

The contractual maturities of the Company’s liabilities occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,828,943	-	-
Lease liabilities	724,742	992,607	857,730
Convertible debentures	-	4,350,000	-
Debt	608,929	1,615,973	-
Business acquisition consideration payable	1,904,649	1,277,233	-
Total	5,067,263	8,235,213	857,730

17.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

17.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair value for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at June 30, 2024, are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	7,521,886	-
Accounts receivable	Level 2	2,337,007	-
Warrants asset	Level 2	-	3,717,688
		-	-
Financial Liabilities		-	-
Accounts payable and accrued liabilities	Level 2	1,828,942	-
Debt	Level 2	2,224,901	-
Convertible debentures	Level 2	1,964,092
Business acquisition consideration payable	Level 2	3,181,882	-
Derivative liabilities	Level 2	-	13,800,806

During the six months ended June 30, 2024, there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at December 31, 2023, are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	6,804,579	-
Accounts receivable	Level 2	1,642,990	-
Warrants asset	Level 2		1,761,382

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	1,358,962	-
Debt	Level 2	862,704	-
Convertible debentures	Level 2	2,459,924
Business acquisition consideration payable	Level 2	360,000	-
Derivative liabilities	Level 2		7,471,519

During the two months ended December 31, 2023, there were no transfers of amounts between levels.

18.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three and six months ended June 30, 2024, and the three and six months ended July 31, 2023, are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	July 31, 2023	June 30, 2024	July 31, 2023
	($)	($)	($)	($)
Office, banking, travel, and overheads	505,192	563,787	930,840	1,020,633
Professional services	959,846	153,111	1,126,847	222,993
Salaries and benefits	1,543,505	924,827	2,970,180	1,805,620
General and administrative expenses	3,008,543	1,641,725	5,027,867	3,049,246

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

19.	INCOME TAXES

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company for Canadian income tax purposes as defined in the Income Tax Act (Canada). As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in various state jurisdictions in the United States. The Company’s income tax is accounted for in accordance with IAS 12 Income Taxes.

For the six months and three months ended June 30, 2024 and July 31, 2023, income taxes expense consisted of:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	July 31, 2023	June 30, 2024	July 31, 2023
	($)	($)	($)	($)
Current expense:
Federal	424,852	62,500	780,857	260,666
State	162,400	18,218	270,170	40,012
Adjustment to prior years provision versus statutory tax returns	17,151	-	17,150	(5,965)
Total current expense:	604,402	80,718	1,068,177	294,713
Deferred expense (benefit):
Federal	(12,351)	-	(105,413)	-
State	(144,855)	-	(145,045)	-
Change in unrecognized deductible temporary differences	105,285	-	105,284	-
Total deferred expense (benefit):	(51,922)	-	(145,171)	-
Total income tax expense:	552,481	80,718	923,006	294,713

The difference between the income tax expense for the three and six months ended June 30, 2024 and July 31, 2023, and the expected income taxes based on the statutory tax rate applied to gain (loss) from operations before taxes are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2024	July 31, 2023	June 30, 2024	July 31, 2023
	($)	($)	($)	($)
Gain (loss) from operations before taxes	(6,533,035)	(426,206)	(10,328,212)	812,011
Statutory tax rates	28.80%	27.80%	28.85%	27.80%
Expected income tax (recovery)	(1,881,671)	(118,485)	(2,979,854)	225,739
Change in statutory tax rates and FX rates	179,835	(18,011)	155,798	(13,472)
Nondeductible expenses	1,731,063	282,136	2,768,261	108,308
Deferral adjustments	393,103	(64,922)	579,375	(19,898)
Change in unrecognized deductible temporary differences	105,287	-	105,287	-
Net operating loss	(162,404)	-	276,988	-
Fiscal year to calendar year adjustment	170,118	-	-	-
Adjustment to prior years provision versus statutory tax returns	17,151	-	17,151	(5,964)
Total income tax expense:	552,481	80,718	923,006	294,713

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

The following tax assets arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements for the six months ended June 30, 2024, and the two months ended December 31, 2023:

	June 30, 2024	December 31, 2023
	$	$
Property, plant and equipment	131,754	8,061
Inventory	543,266	129,573
ROU Leases	(283,555)	(168,327)
Net Operating Loss Carryforward (federal)	-	274,831
Net Operating Loss Carryforward (state)	-	2,156
Net deferred tax assets	391,465	246,294

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not taxable until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment and inventory, and have been offset against deferred income tax liabilities. As of June 30, 2024, the Company has estimated Canadian non-capital losses of CAD$9,748,296 and capital losses of CAD$5,168,246. The Canadian non-capital losses are available to be carried forward, to be applied against Grown Rogue International Inc.’s taxable income earned in Canada over the next 20 years and expire between 2030 and 2043. The Canadian capital losses can be carried forward indefinitely. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax asset since it is not probable that the Company would be able to realize these deductible temporary differences for U.S. tax purposes.

The Company operates in various U.S. state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our consolidated financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained. For the six months ended June 30, 2024 and the two months ended December 31, 2023, the Company did not record an accrual for uncertain tax positions.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, including various state jurisdictions, and in Canada, which remain open to examination by the respective jurisdictions starting with the 2018 tax year to the present.

U.S. Federal and state tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the IRC Section 382. The Company does not believe that a change in ownership, as defined by IRC Section 382, has occurred but a formal study has not been completed.

U.S. Congress passed the Inflation Reduction Act in August 2022. The Company does not anticipate any impact to its income tax provision as a result of the new U.S. legislation.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

20.	CAPITAL DISCLOSURES

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

- to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

- to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

- to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirement.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

21.	SEGMENT REPORTING

Geographical information relating to the Company’s activities is as follows:

Segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments:
As at June 30, 2024	12,127,459	3,516,814	4,904,549	-	20,548,822
As at December 31, 2023	8,187,649	4,054,332	1,761,382	-	14,003,363

Six months ended June 30, 2024:
Net revenue	6,707,566	6,673,301	-	991,736	14,372,603
Gross profit	3,187,123	2,614,089	-	832,035	6,633,247
Gross profit before fair value adjustments	4,043,704	2,996,956	-	832,035	7,872,695

Six months ended July 31, 2023:
Net revenue	6,149,661	5,660,488	-	490,205	12,300,354
Gross profit	2,141,046	3,337,873	-	265,569	5,744,488
Gross profit before fair value adjustments	2,469,566	3,228,055	-	265,569	5,963,190

Three months ended June 30, 2024:
Net revenue	3,653,343	3,456,220	-	608,566	7,718,129
Gross profit	979,504	1,847,153	-	548,935	3,375,592
Gross profit before fair value adjustments	1,510,476	2,031,564	-	548,935	4,090,975

Three months ended July 31, 2023:
Net revenue	3,240,946	2,835,706	-	219,065	6,295,717
Gross profit	1,100,136	1,927,032	-	119,853	3,147,021
Gross profit before fair value adjustments	1,338,364	1,690,317	-	119,853	3,148,534

22.	NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the six months ended June 30, 2024, and the two months ended December 31, 2023, are as follows:

	June 30, 2024	December 31, 2023
	$	$
Balance, beginning of period	1,013,324	983,717
Canopy buyout of 13% minority interest	(690,995)	-
Non-controlling interest share of Golden Harvest	124,076	29,607
Acquisition of 43.48% of West New York	650,000	-
Non-controlling interest share of West New York	16,125	-
Balance, end of period	1,112,530	1,013,324

Grown Rogue International Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024, and July 31, 2023 (note 2.4)

Expressed in United States Dollars, unless otherwise indicated

22.1	Non-controlling Interest in Canopy and Golden Harvest

	June 30, 2024	December 31, 2023
	$	$
Current assets	4,568,736	4,521,194
Non-current assets	3,577,755	4,390,297
Current liabilities	5,622,452	2,275,147
Non-current liabilities	425,199	560,425
Net income for the period attributed to non-controlling interest	124,076	29,607

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan, which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

In April of 2024, GR Unlimited acquired the remaining 13% membership units of Canopy. Following this acquisition of the additional 13% interest in Canopy, Canopy became wholly owned by GR Unlimited.

In April of 2024, Canopy acquired an additional 20% of the membership units of Golden Harvest. Following the acquisition of an additional 20% interest in Golden Harvest on April 24, 2024, Golden Harvest became 80% owned by Canopy.

22.2	Non-controlling Interest in West New York

	June 30, 2024	December 31, 2023
	$	$
Non-current assets	1,186,861	-
Net income for the period attributed to non-controlling interest	16,125	-

23.	LEGAL MATTERS

On September 22, 2022, the SEC issued an Order Instituting Proceedings pursuant to Section 12(j) of 1934 Act, against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the SEC as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the SEC finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of its filings, is vigorously defending itself in the matter, and is preparing to re-register its securities if necessary.